SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS FINANCIAL RESULTS FOR Q3 2019

November 28, 2019

TORONTO, ON, CANADA - Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q3 2019. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q3 2019 Highlights

(Refer to Non-GAAP Measures, Gross Margin, and EBITDA discussion below)

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EBITDA in Q3 2019 decreased by 203% compared to Q3 2018, an EBITDA decrease of $509,846. Q3 2019 EBITDA loss was $258,532 vs Q3 2018 positive EBITDA of $251,314.

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EBITDA in the nine months ended September 30, 2019 improved by 76% compared to the nine months ended September 30, 2018, an EBITDA improvement of $676,551. For the nine months ended September 30, 2019, EBITDA loss was $215,089 compared to the nine months ended September 30, 2018, EBITDA loss of $891,640.

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Revenue for Q3 2019 decreased by 32% compared to Q3 2018. Revenue for Q3 2019 was $2.01MM compared to revenue for Q3 2018 of $2.94MM.

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Gross margin in Q3 2019 was 77% compared to 76% in Q3 2018.

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Revenue for the nine months ended September 30, 2019 decreased by 17% compared to the nine months ended September 30, 2018. Revenue for the nine months ended September 30, 2019 was $7.29MM compared to revenue for the nine months ended September 30, 2018 of $8.84MM. However, while total revenue realized in the nine months decreased, this was offset by lower operating expenses and revenues with higher margins, resulting in a 76% increase in EBITDA in the first nine months of Fiscal 2019 compared to Fiscal 2018.

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Gross margin for the nine months ended September 30, 2019 was 76% compared to 64% for the nine months ended September 30, 2018.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q3 2019 cost savings compared to Q3 2018:

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Salaries and compensation expenses decreased by approximately US $129k or 8%;

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General and administrative expenses decreased by approximately US $10k or 5%;

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Professional fees expenses decreased by approximately US $10k or 36%;

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The following are cost savings recognized in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:

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Salaries and compensation expenses decreased by approximately US $834k or 15%;

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General and administrative expenses decreased by approximately US $93k or 13%;

“We continue to focus on selling higher margin and recurring revenue contracts. The 12% increase in our average margin profile over the last nine months is testament to the changing mix of our revenue towards true long term recurring revenue streams. These type of software as a service (SAAS) revenue streams enjoy higher margins and potential valuation multiples with investors.  During this transition period however we will see revenue fluctuating as more of our efforts focus on building out and migrating clients to programs that are increasingly sticky and result in more predictability for our business. A big part of our efforts are now focused on leveraging the data we have collected and continue to collect from our programs. This is enabling us to demonstrate to clients the value of the platform organization wide and migrate our relationship with clients form doing point programs to more always on program types that can take advantage of the data organization wide” said Atul Sabharwal, Founder & CEO of Snipp. “Our revenue profile will continue to shift over the next few quarters but as we build out these longer term programs, coupled with our continued focus on cost savings we see a bright future ahead full of new opportunities that allow us to go broader and deeper into our existing Fortune 500 clients.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest, foreign exchange and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The Following are calculations of EBITDA:

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

	USD	USD	USD	USD
Net loss before interest, foreign exchange and taxes	(842,475)	(284,244)	(1,974,073)	(2,559,912)

Amortization of intangibles	545,165	485,723	1,608,563	1,433,665
Depreciation of equipment	6,133	7,860	20,268	22,388
Stock-based compensation	32,645	41,975	130,153	212,219

EBITDA	(258,532)	251,314	(215,089)	(891,640)

The Following are calculations of Gross Margin:

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

	USD	USD	USD	USD

Revenue	2,011,647	2,944,231	7,294,070	8,836,090

Less:
Campaign infrastructure	468,082	700,656	1,748,684	3,210,525

Gross Margin	1,543,565	2,243,575	5,545,386	5,625,565

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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